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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                               NII HOLDINGS, INC.
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                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of class of securities)


                                    62913F201
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                                 (CUSIP number)


                               RUSSELL A. THOMPSON
                               MACKAY SHIELDS LLC
                                9 WEST 57 STREET
                            NEW YORK, NEW YORK 10019
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           (Name, address and telephone number of person authorized to receive notices and communications)


                                  JUNE 3, 2003
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.


                         (Continued on following pages)
                               (Page 1 of 5 pages)
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

----------------------------------|            |--------------------------------
CUSIP No.  62913F201              |   13D/A    |
----------------------------------|            |--------------------------------


----------- -------------------------------------------------- -----------------
    1       NAME OF REPORTING PERSON:   MacKay Shields LLC (f/k/a MacKay-Shields
                                        Financial Corporation)

            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) [_]
                                                                         (b) [_]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS:     N/A
----------- --------------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e):                                            [_]
----------- --------------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
--------------------------------------------------------------------------------
  NUMBER OF
    SHARES           7     SOLE VOTING POWER:              2,290,894
                     -----------------------------------------------------------
 BENEFICIALLY
   OWNED BY          8     SHARED VOTING POWER:            0
                     -----------------------------------------------------------
     EACH
  REPORTING          9     SOLE DISPOSITIVE POWER:         2,290,894
                     -----------------------------------------------------------

 PERSON WITH         10    SHARED DISPOSITIVE POWER:       0
 -------------------------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            REPORTING PERSON:                              2,290,894
 ---------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]
 ---------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  11.31%
 ---------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:    IA
 ---------- --------------------------------------------------------------------

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                                 SCHEDULE 13D/A


         This Amendment No. 1 to Schedule 13D (the "Amendment") amends and restates the Schedule 13D originally filed on November 26, 2002 by MacKay Shields LLC.

         Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $0.001 per share (the "Shares") of NII Holdings, Inc. (the "Company"), whose principal executive offices are located at 10700 Parkridge Boulevard, Suite 600, Reston, Virginia 20191.

         Item 2.  Identity and Background.

         The person filing this statement is MacKay Shields LLC, a limited liability company organized under the laws of Delaware and, registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-19525). MacKay Shields' principal address is 9 West 57th Street, New York, New York 10019. MacKay Shields acts as investment manager for a number of clients, pension and profit-sharing plans and also to mutual funds.

         MacKay Shields has never been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

         MacKay Shields currently holds (on behalf of those client accounts), and has the sole right to vote and direct the disposition of, equity securities of the company totaling 2,290,894 shares. All funds used to purchase or acquire a security interest in the Company came directly from proceeds of investment advisory clients. No single client account holds a beneficial security interest in the Company equal to or greater than 5%.

         Item 4.  Purpose of Transaction.

         On November 13, 2002, the Plan of Reorganization, Rights Subscription and Backstop Agreement of the Company became effective. Pursuant to the terms of the Rights Subscription, MacKay Shields received Shares in the Company. The Common Stock held directly or indirectly by MacKay Shields is being held for investment purposes. On June 3, 2003, MacKay Shields sold 2,000,000 shares of Common Stock. On June 4, 2003, MacKay Shields sold 50,000 shares of Common Stock. MacKay Shields expects to evaluate future potential transactions in the Common Stock on a case by case basis.

         Item 5.  Interest in Securities of the Issuer.

         Based upon information provided by the Company, there were issued and outstanding 20,252,599 Shares. MacKay Shields (as an investment adviser to several client accounts) is the holder of and/or has the right to receive 2,290,894 Shares. Thus for the purposes of Reg. Section 240.13d-3, MacKay
Shields is deemed to beneficially own 2,290,894 Shares, or 11.31% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

         Item 6. Contracts, Arrangement, Understanding or Relationships With Respect to Securities of the Issuer.

         Neal P. Goldman and Donald E. Morgan, both employees of MacKay Shields, are directors of the Company. Except as described in this Schedule 13D/A, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between MacKay Shields and any person or entity.

         Item 7.  Material to be Filed as Exhibits.

         None.

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 5, 2003



                                            MACKAY SHIELDS LLC



                                                 /S/ RUSSELL A. THOMPSON
                                            ------------------------------------
                                            BY:     Russell A. Thompson
                                            Title:  Chief Compliance Officer



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